Trip.com Group Limited

30 Raffles Place, #29-01

Singapore 048622

January 6, 2025

VIA EDGAR

Mr. Abe Friedman

Mr. Doug Jones

Ms. Rebekah Reed

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trip.com Group Limited (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2023

Filed April 29, 2024

File No. 001-33853

Dear Mr. Friedman, Mr. Jones, Ms. Reed and Mr. Field:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 20, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 29, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2023

General

1.

We note the changes you have made to your disclosure appearing at the outset of Item 3, “Key Information” and in your risk factor disclosure relating to the legal and operational risks associated with operating in China and the level of uncertainty in the PRC’s legal and regulatory regimes. For example, you have removed references to “substantial” uncertainties with respect to PRC laws and regulations throughout and have revised risk factor disclosure regarding the PRC legal system, including interpretation and enforcement of certain PRC laws and regulations, to mitigate the concept that rules and regulations in China can change quickly with little advance notice. We also note the changes to your risk factor disclosure regarding cash transfer and foreign exchange restrictions by the PRC government. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure on these topics convey the same risks. In future filings, please restore your disclosures in these areas to the disclosures as they existed in the 2022 Annual Report, updated only for developments specific to your business or the passage of time.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2025

In response to the Staff’s comment, the Company undertakes to restore the following disclosure previously included under “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the VIEs” and “—D. Risk Factors” in the 2022 Annual Report in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), with such updates and adjustments made or to be made in connection with developments of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with the VIEs

[…]

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2025

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on overseas offerings and listings by, and foreign investment in, China-based issuers, the use of the VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. As the regulatory developments relating to these areas may change from time to time, substantial uncertainties remain in relation to their interpretation and implementation. […]

[…]

D. Risk Factors

Summary of Risk Factors

[…]

Risks Relating to Our Corporate Structure

•

PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.”

•	[…]

[…]

Risks Relating to Our Corporate Structure

PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations.

[…]

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2025

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiaries and the VIE structure, and the contractual arrangements among us, our subsidiaries, the VIEs and their shareholders, as described in this annual report, are in compliance with existing PRC laws, rules, and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

If we and the VIEs are found to be in violation of any existing or future PRC laws or regulations, the governmental authorities may exercise their broad discretion in accordance with the applicable laws and regulations in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of the VIEs, revoking our business licenses or the business licenses of the VIEs, requiring us and the VIEs to restructure our ownership structure or operations, and requiring us or the VIEs to discontinue any portion or all of our value-added telecommunications or travel agency businesses. […]

[…]

Risks Relating to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Most of our operations are located in China. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also plays a significant role in China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

[…]

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2025

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because the majority of our revenues are denominated in Renminbi, any restrictions on currency exchange may limit our ability to use Renminbi-denominated revenues to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal PRC regulation governing foreign currency exchange is the Regulations on Administration of Foreign Exchange, as amended. Under these regulations, Renminbi is freely convertible for trade- and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless prior approval of SAFE is obtained. Although the PRC regulations now allow greater convertibility of Renminbi for current account transactions, restrictions and limitations still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to foreign exchange restrictions and the approval of SAFE. These regulations could affect our ability to obtain foreign exchange for capital expenditures. We cannot ~~assure you~~ be certain that ~~how~~ the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If ~~regime on~~ the foreign exchange ~~supervision may further evolve. If we are unable to obtain~~ restriction prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including our ADS holders. As a result, the funds in our PRC subsidiaries or the VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on currency conversion.

[…]

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our wholly-owned subsidiaries incorporated in China. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several VIEs in China to honor their service agreements with us. Almost all of these agreements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 6, 2025

The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. The PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations, and rules ~~are subject to interpretation and clarification.~~ may not always be uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us and may evolve quickly with little advance notice. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. If we and the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including restructuring. See “—Risks Relating to Our Corporate Structure—PRC laws and regulations restrict foreign investment in the travel agency and value-added telecommunications businesses, and substantial uncertainties exist with respect to the application and implementation of PRC laws and regulations” and “Risks Relating to Our Corporate Structure—Our business may be significantly affected by the PRC Foreign Investment Law.”

For example, China enacted its amended Company Law, which ~~will come~~ came into effect on July 1, 2024. The changes are considerable in many respects and will have profound implications for companies incorporated in China, such as the five-year capital contribution timeframe for shareholders of limited liability companies to make their capital contributions in full. In response to these changes, we may need to devote significant efforts and resources to adapt and conform our PRC corporate practices to the new regulatory regime. Moreover, because these laws, regulations, and standards are subject to interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continued uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.”

* * *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +65 3138-9736 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4835 or haiping.li@skadden.com.

Very truly yours,

Trip.com Group Limited

By:	/s/ Cindy Xiaofan Wang
Name:	Cindy Xiaofan Wang
Tile:	Chief Financial Officer

cc:	James Jianzhang Liang, Executive Chairman, Trip.com Group Limited

Min Fan, Vice Chairman and President, Trip.com Group Limited

Jane Jie Sun, Chief Executive Officer and Director, Trip.com Group Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP